# INVITE FRIENDS

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Invite friends to vouch for you

You ask for the endorsement. We ask for the money.

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Mar 43/4
Giora Weisz | giora.weisz@gmail.com
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Mar 43/4
Alex Khalessi | akhalessi@ucsd.edu
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Mar 43/4
Sean Lavine | sl2081@cumc.columbia.edu
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Mar 43/4
Daniel Wong | daniel.wong@xensebio.com
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Caroline Kim | cjk219@gmail.com
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Mar 43/4
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Mary O'Loughlin | oloughlm1@me.com
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Amyra Rand | amyra.rand@gmail.com
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Rachel Trindade | rtrindade11@gmail.com
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Michele Cheowtirakul Braxton | mcheow@gmail.com
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**Pro Tip**

When you invite a friend, later, ask what they thought of your pitch. Use their feedback to refine it.

The saying is, "ask for advice when you want money." People like being useful.

Besides giving valuable feedback on how to make your pitch easier to understand, your friend will be more likely to invest.

**Compliance Information**

By law, all public statements made before your Form C is filed (including emails and social media posts) must contain these required disclosures. You should save screenshots of any email templates you use off our platform, since you'll need to file them with your Form C.

< Back Finish

×

Welcome to

Wefunder

English

thank you very much!

Ying Zhao <ying@xensebio.com>
Fri 3/4/2022 6:03 PM
To: Travis Ault <Travis.Ault@xensebio.com>

Hi, Travis

Many thanks for your kind words.

Wefunder has 1.4 million investors more than 2x than startengine, however they will not promote unless there is $50k in the reserve and our tag will not show up in their general category or tagged section for key words unless there is 50k in it. so we will be looking to look around for that money to get in in the initial stage. wefunder will not charge anything if it is above $25k.

Are you available for a call this weekend or next Monday?

We can discuss about your specific involvement going forward...

Thank you again!

-Ying

# Re: Fw: Campaign Page

Ying Zhao <ying@xensebio.com>
Wed 3/30/2022 9:53 AM
To: Travis Ault <tault@wrightcompanies.com>

friends mostly.

---

**From:** Travis Ault <tault@wrightcompanies.com>
**Sent:** Wednesday, March 30, 2022 9:52 AM
**To:** Ying Zhao <ying@xensebio. com>
**Subject:** Re: Fw: Campaign Page

Noticed that there was another 3K of investment reservations..is that from you/people you know or are they random people?

On Wed, Mar 30, 2022 at 9:43 AM Travis Ault <tault@wrightcompanies.com> wrote:

> Hi Ying- No I had not seen it as I haven't set that email up yet..
>
> Also-How did your meeting go yesterday?
>
> On Wed, Mar 30, 2022 at 9:37 AM Ying Zhao <ying@xensebio.com> wrote:
>
>> Hi, Travis
>>
>> Good morning. Hope that you are well. Not sure if you have seen this email about the campaign page, which was sent to you via xensebio.com email box. Please let me know if you have any questions.
>>
>> Thank you
>>
>> -Ying
>>
>> ---
>>
>> **From:** Ying Zhao
>> **Sent:** Friday, March 25, 2022 1:55 PM
>> **To:** Travis Ault <Travis.Ault@xensebio.com>
>> **Subject:** Campaign Page
>>
>> https://wefunder.com/xense.inc
>>
>> Invest in XENSE : 1ST in the World, All-In-1 Open CT/X-ray Imaging w/o Performance Compromises | Wefunder

[redacted] wefunder.com

## Re: Fw: Campaign Page

Travis Ault <tault@wrightcompanies.com>
Thu 3/31/2022 7:39 AM
To: Ying Zhao <ying@xensebio.com>

I can be available around 330 for a 30 minute call.

On Wed, Mar 30, 2022 at 9:15 PM Ying Zhao <ying@xensebio.com> wrote:

I will give you a call to tomorrow to share with you the process. how about 3pm? or please pick a time, any time after 3pm is good.

Thank you

-Ying

---

**From:** Travis Ault <tault@wrightcompanies.com>
**Sent:** Wednesday, March 30, 2022 9:13 PM

**To:** Ying Zhao <ying@xensebio.com>
**Subject:** Re: Fw: Campaign Page

Do you know when they will start to promote the campaign now that we have over 50k?

On Wed, Mar 30, 2022 at 9:37 AM Ying Zhao <ying@xensebio.com> wrote:

Hi, Travis

Good morning. Hope that you are well. Not sure if you have seen this email about the campaign page, which was sent to you via xensebio.com email box. Please let me know if you have any questions.

Thank you

-Ying

---

**From:** Ying Zhao
**Sent:** Friday, March 25, 2022 1:55 PM
**To:** Travis Ault <Travis.Ault@xensebio.com>
**Subject:** Campaign Page

https://wefunder.com/xense.inc

Invest in XENSE : 1ST in the World, All-In-1 Open CT/X-ray Imaging w/o Performance Compromises | Wefunder

wefunder.com

AT&T LTE 11:05 PM

1541 Ming GUO

Please give me a call when you have a chance to clarify any questions you might have

3月9日 8:19 PM

要尽快想办法达到五万美元的第一个标准，Wefunder 才可以开始 promote Xense。

3月9日 10:05 PM

Sure

3月12日 7:18 PM

Do you have a minute?

已取消

Can we have a talk?

AT&T LTE 11:03 PM

< 1541 **Ming GUO** ...

3月4日 2:22 PM

Invest in XENSE : 1ST in the World, all-in-1 open CT/X-ra...
https://wefunder.com/xense.inc

3月4日 3:06 PM

Hi, are you free to have a chat?

3月4日 3:32 PM

我一会儿给你打电话

3月4日 4:04 PM

Ok!

Thanks

3月5日 11:44 AM

AT&T LTE 11:04 PM

1541 **Ming GUO**

3月7日 9:39 PM

Please thank Sharon for me

She vouched for me

I am touched by her words

3月8日 9:54 AM

好

3月8日 10:03 AM

Can we have a call this afternoon

3月8日 11:34 AM

好。四点半左右?

3月8日 11:50 AM

Ok! Thank you so much for the contribution :) and kind words

AT&T LTE 3:43 PM

215

KB

6 People >

Good afternoon

We are now live

wefunder.com

Mary O Loughlin

MO Weird - I'm going from my computer and searching the company on their site - and they don't have it listed...

Kim B

KB Check your email

If you check this link i send you

I will also send it in the email

Fri, Mar 4, 8:36 PM

Unless we hit $50k , they will not publicize it within their investors

Mon, Mar 7, 11:59 AM

Rachel

Liked "Unless we hit $50k , they will not publicize it within their investors "

Text Message

Pay


AT&T LTE
3:43 PM
215
KB
6 People
Good afternoon
We are now live
wefunder.com
Mary O Loughlin
Weird - I'm going from my computer and searching the company on their site - and they don't have it listed...
MO
Kim B
Check your email
KB
If you check this link i send you
I will also send it in the email
Fri, Mar 4, 8:36 PM
Unless we hit $50k , they will not publicize it within their investors
Mon, Mar 7, 11:59 AM
Rachel
Liked “Unless we hit $50k , they will not publicize it within their investors ”
Text Message
Pay

AT&T LTE 11:05 PM

1541 Ming GUO

Wefunder 网上个人 commitment limit 提高了吗？要尽快达到五万美元！

3月9日 7:05 PM

It depends on the personal income level

Automatically set

已取消

But if accredited , you can invest any money

We can just tell them we will transfer

3月9日 7:11 PM

I will check with them about investing more. I think anything more than 25k, there is no fee

**Ying** <ingingscal@yahoo.com>
**To:**amyra.rand@gmail.com,julie@meggers.com,kbhesania@gmail.com,mcheow@gmail.com,meredith.sandland@outlook.com,oloughlm1@me.com,rtrindade11@gmail.comHide
Fri, Mar 4 at 2:44 PM

Dear Ladies,

Hope that all is well. Finally we have gone live.

Here is the link for XENSE fund raising campaign  website.

https://wefunder.com/xense.inc/

If you think any of your friends or contacts are interested, please forward this link to them.

Thank you so much in advance for your support.

-Ying

Ying Zhao
XENSE INC
949 478 9967

Ying Zhao
Fri 3/4/2022 3:05 PM

To:

- Ying Zhao

Bcc:

- James Junqi <junqifeng@hotmail.com>;
- Catherine O'Connor <coconnor57@fordham.edu>;
- James Feng;
- Eric Terrell <neomechanikos@gmail.com>;
- Henry Zou <henryxzou@gmail.com>;
- Henry Zou;
- Amy Ha;
- Amy H. <metooha@gmail.com>;
- Remco A. Spanjaard;
- Alberto Esses <albertoesses@gmail.com>;
- Zack Whitaker <zack.whitaker@oakhavendigitalmarketing.com>;
- Virginia Garner <vgarner38@gmail.com>;
- William Zschoche <wzschoche@gmail.com>;
- alexlin0629@berkeley.edu;

- Alan Bliss <alanbliss.ppm@gmail.com>;
- Michael Zapuchlak <mike@mrzllc.com>

Dear Team

Hope all is well!

We finally are live for our first crowdfunding campaign , please visit this link
- https://wefunder.com/xenseinc/

Please forward this information to your friends, contacts and family members if you think they might be interested in funding us.

Thank you for your support

My best regards

-Ying

Ying Zhao
XENSE INC
949 478 9967

Ying Zhao
Fri 3/4/2022 2:52 PM

To:
- Ying Zhao

Bcc:
- Sabrina.Wang <Sabrina.Wang@knobbe.com>;
- huaina.li@bbraun.com;
- huainal@yahoo.com;

- Linh.Do <Linh.Do@knobbe.com>

Dear Friends

Hope that you are well.

We are going through a crowdfunding campaign for XENSE. Please take a look and let us know what you think. Please feel free to forward it to your friends, family and contacts if you think they might be interested in XENSE.

https://wefunder.com/xense.inc

Meanwhile, if you are able to endorse, you are welcome 🙂

Many thanks in advance

Our Best Regards

-Ying

Ying Zhao
949 478 9967

# Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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**About Wefunder**

We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.